Exhibit 99.1

Vermilion Energy Inc. Announces Acquisition of Producing Properties in Germany

CALGARY, June 28, 2016 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) has entered into a definitive purchase and sale agreement whereby Vermilion, through its wholly owned subsidiary, will acquire interests in several production and exploration assets in Germany (the "Acquisition") from Engie E&P Deutschland GmbH, for total consideration of €33 million ($47.9 million). The Acquisition has an effective date of January 1, 2016 and is anticipated to close in late Q4 2016, subject to customary closing adjustments. Vermilion will fund the Acquisition through existing credit facilities.

The Acquisition includes operated and non-operated interests in five oil and three gas producing fields, along with an operated interest in one exploration license (the "Assets"). The Assets are located within the prolific North German Basin in northwest Germany and are forecasted to produce approximately 2,000 boe/d in 2016 (50% oil). Proved plus probable reserves are estimated at 9.2 million boe(1) (74% proved developed producing(1)) based on an independent evaluation by GLJ Petroleum Consultants Ltd. with an effective date of December 31, 2015. The transaction metrics are estimated at approximately $24,000 per boe per day, $5.86 per boe of proved plus probable reserves(1) including future development capital (generating a 2P recycle ratio of 3.5 times based on projected 2016 netbacks), and 3.1 times estimated 2016 operating cash flow(2) using the current forward commodity strip. The Acquisition is expected to be accretive for all pertinent per share metrics including production, fund flows from operations(2), reserves and net asset value.

Vermilion will assume operatorship of six of the eight producing fields, with the other fields operated by ExxonMobil Production Deutschland ("EMPG") and Deutsche Erdoel AG ("DEA"). The Acquisition also includes a 50% operated interest in a 190 km oil pipeline network and a 66.7% operated interest in the Bedekaspel exploration license located in the Permian Rotliegend gas fairway, adding to Vermilion's existing 16.7% interest.

The Acquisition adds a low decline (approximately 10%) production base to our portfolio, and provides us with our first operated producing properties in Germany, further strengthening our presence in the country. The Assets are expected to be complementary with our existing European portfolio, offering similar subsurface characteristics and development opportunities. We have identified a number of low-risk optimization and workover opportunities on the acquired assets, from which we expect to maintain a flat-to-moderately growing production profile while generating free cash flow(2) to further support our growth-and-income capital markets model. In addition, we have identified development and exploration drilling opportunities that are not included in our current reserves estimate.

Vermilion entered Germany in early 2014 through the acquisition of a 25% non-operating interest in a four-partner consortium. In July 2015, we executed a significant exploratory farm-in agreement that provides us with participating interest in over 850,000 net acres of undeveloped land, as well as access to key technical data in the North German Basin. This Acquisition substantially advances our objective of developing a material business unit in Germany, a country with a long history of oil and natural gas development, a consistent fiscal framework and low political risk.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 6%. Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet ("mcf") of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1)  Estimated proved plus probable and proved developed producing reserves attributable to the Assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated June 27, 2016 with an effective date of December 31, 2015.

(2)  Non-standardized and non-GAAP financial measures: This news release includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). Fund flows from operations is a non-standardized financial measure that is calculated as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit and our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Free cash flow and operating cash flow are non-GAAP financial measures. Free cash flow is calculated as fund flows from operations less capital expenditures. Operating cash flow is calculated as fund flows from operations before general and administration expense, interest and income taxes. We consider free cash flow and operating cash flow to be key measures as they are used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures. For additional information on non-standardized and non-GAAP financial measures, please refer to the Management's Discussion and Analysis contained in Vermilion's 2015 Annual Report for the year ended December 31, 2015 available on SEDAR or at the Company's website (www.vermilionenergy.com).

DISCLAIMER

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this press release may include, but are not limited to:

•	the anticipated closing date of the Acquisition;
•	the sources of existing production and future development drilling opportunities;
•	the annual decline rate of the Assets;
•	the number and classification of future development drilling opportunities;
•	the pricing received for production, and resulting operating and after-tax cash flow netbacks for the Assets;
•	the estimate of annualized 2016 production;
•	the anticipated acquisition metrics;
•	the expectation that the Assets will generate free cash flow positive;
•	the expectation that fiscal and regulatory policies in Germany remain supportive of continued investment;
•	development plans and strategic objectives.

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	satisfaction of all conditions to the proposed Acquisition and receipt of all necessary approvals.
•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out planned development activities;
•	the ability of Vermilion to integrate the Assets in the Company's current operations
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timely receipt of required regulatory approvals;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions (including the Acquisition), exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE Vermilion Energy Inc.

PDF available at: http://stream1.newswire.ca/media/2016/06/28/20160628_C2604_PDF_EN_724227.pdf

%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:28e 28-JUN-16